ALGER NEXT GEN GROWTH FUND

DIVIDEND REINVESTMENT PLAN

March 3, 2026

The Alger Next Gen Growth Fund (the “Fund”) has adopted an “opt-out” dividend reinvestment plan or “DRIP”, administered by UMB Fund Services, the DRIP Agent. Pursuant to the DRIP, the Fund’s shareholders (Shareholders”) will have all income dividends or capital gains or other distributions (collectively, “distributions”), net of any applicable U.S. withholding tax, reinvested in the same class of shares of the Fund (“Shares”), unless and until an election is made to withdraw from the DRIP on behalf of such participating shareholder. Any distributions of the Fund’s Shares pursuant to the DRIP are dependent on the continued registration of the Fund’s securities or the availability of an exemption from registration in the recipient’s home state. Participants in the DRIP are free to withdraw from the DRIP as specified below.

If you elect not to participate in the DRIP, you will receive any distributions the Fund declares in cash. For example, if the Fund’s Board of Trustees authorizes, and the Fund declares, a distribution, then unless you have “opted-out” of the DRIP, you will have your cash distributions reinvested in additional /Shares, rather than receiving the cash distributions. The number of Shares to be received when distributions are reinvested will be determined by dividing the amount of the distribution by the Fund’s NAV per Share. Shares issued pursuant to the DRIP will have the same voting rights as the Fund’s Shares acquired by subscription to the Fund.

If you wish to participate in the DRIP and receive your distribution in additional Shares, no action will be required on your part to do so. Shareholders that do not wish to have their distributions automatically reinvested may terminate participation in the DRIP at any time by written instructions to that effect to the DRIP Agent. Such written notice must be received by the DRIP Agent [30] days prior to the record date of the distribution or the Shareholder will receive such distribution in Shares through the DRIP. If Shares are held by a broker or other financial intermediary, in some circumstances a Shareholder may “opt out” of the DRIP by notifying its broker or other financial intermediary of such election. Please check with your broker or other financial intermediary for more details.

There is no direct service charge to participants with regard to purchases under the DRIP; however, the Fund reserves the right to amend the DRIP to include a service charge payable by participants. The Fund pays the DRIP Agent’s fees under the DRIP. If you receive your ordinary cash distributions in the form of Shares as part of the DRIP, you generally are subject to the same U.S. federal, state and local tax consequences as you would be had you elected to receive your distributions in cash.

Your basis for determining gain or loss upon the sale of Shares received in a distribution from the Fund will be equal to the total dollar amount of the distribution payable in cash. Any Shares received in a distribution will have a holding period for tax purposes commencing on the day following the day on which the Shares are credited to your account. The Fund reserves the right to suspend or limit at any time the ability of investors to reinvest distributions, and to require investors to receive all distributions in cash, or to limit the maximum amount that may be reinvested, either as a dollar amount or as a percentage of distributions. The Fund may determine to do so if, for example, the amount being reinvested by investors exceeds the available investment opportunities that the Fund’s investment adviser considers suitable for the Fund. You may terminate your account under the DRIP by notifying the DRIP Agent by mail at Alger Family of Funds, c/o UMB Fund Services, Inc., P.O. Box 2175, Milwaukee, WI 53212-2175 or by telephone at (800) 992-3863.

All correspondence concerning the DRIP should be directed to the DRIP Agent by mail at Alger Family of Funds, c/o UMB Fund Services, Inc., P.O. Box 2175, Milwaukee, WI 53212-2175, or by telephone at (800) 992-3863.

The Fund reserves the right to amend or terminate the DRIP. The Fund may elect to make non-cash distributions to Shareholders. Such distributions are not subject to the DRIP, and all Shareholders, regardless of whether or not they are participants in the DRIP, will receive such distributions in additional Shares of the Fund.